Mail Stop 3561

October 21, 2008

Randall D. Holmes
Ridgewood Electric Power Trust IV
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

      Re: **Ridgewood Electric Power Trust IV**
                Preliminary Proxy Statement on Schedule 14A
                Filed September 25, 2008
                File No. 000-25430

                Ridgewood Electric Power Trust V
                Preliminary Proxy Statement on Schedule 14A
                Filed September 25, 2008
                File No. 000-24143

Dear Mr. Holmes:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust IV

The Transaction, page 13

Background of and Reasons for the Transaction, page 14

1. In your discussion of the Reasons for the Transaction, please revise your discussion to elaborate upon the following aspects of your business, which appear to have motivated you to consider and recommend the approval of the Transaction:

    - Explain what the Renewable Portfolio Standard attribute revenue is and how and why it has improved;
    - Quantify the "extensive permanent reserves" and explain why management would need to maintain them;
    - Elaborate upon the basis of the company's "exposure to price volatility" as a reason for why it would be difficult for the company to produce a steady, reliable stream of cash distributions; and
    - Discuss in further detail the "history of the Indeck Maine projects," which lends support for your indication that there is a risk that the company would need investment support in the future.

2. Please explain why you believe there is a lack of intrinsic growth potential in the project which makes it "unattractive as a stand-alone public company."

3. Please revise to provide disclosure on the company's process for selecting Ewing Bemiss & Co. as financial advisor and disclose whether the company considered other financial advisors.

4. Explain how Ridgewood Maine determined that 6 of 15 initial, non-binding indications of interest were "the most attractive and credible offers."

5. Please elaborate upon the other terms that were unacceptable to the Managing Shareholder in the PSA provided by the potential buyer that competed with Covanta. Explain what terms ultimately ended up not being "sufficient[ly] improved…to warrant further consideration."

6. Elaborate upon the "certain open items" that were discussed at the conference call on May 27, 2008 and what Covanta's response was to those items the following day. Explain generally what was outlined in the memorandum that was circulated prior to the call. Please also explain how Covanta's original purchase price improved from its original submission.

Fairness of the Transaction, page 21

7. Please revise to discuss any material relationship that is contemplated or that existed during the last two years between you and Ewing Bemiss and any compensation received or to be received as a result of any such relationship between you and Ewing Bemiss. We note your reference to certain services in your fairness opinion. Please see Item 1015(b)(4) of Regulation M-A.

8. Please revise to quantify the amount to be paid to Ewing Bemiss and distinguish the portion that is contingent upon consummation of the Transaction. We note that you provide this information on page 29, however, it might be more helpful to present this information in the context of the fairness opinion being rendered.

9. We note your indication that Ewing Bemiss concluded that the Sale consideration implies a certain enterprise value but you do not state that they determined the consideration to be received by the Trusts in the Transaction to be fair. Please revise or advise.

10. We note that the opinion rendered by Ewing Bemiss states that the consideration to be received by the Trusts is fair from a financial point of view. In an appropriate place in the proxy statement, disclose what consideration was given, if any, by the Managing Shareholder to obtaining a fairness opinion as it relates to the fairness of the consideration to be received by the shareholders of the Trusts.

11. Please revise to disclose, if not otherwise disclosed, any instructions from Indeck Maine on the scope of the financial advisor's investigation.

12. Also, in an appropriate place in this disclosure, please indicate whether the Managing Shareholder reviewed, for accuracy and completeness, the estimates and projections set forth in Annex H and whether the Managing Shareholder found Ewing Bemiss' reliance upon those materials to be reasonable.

Recommendation of the Managing Shareholder, page 25

13. Revise to indicate whether any negative factors were considered by the Managing Shareholder that made the Sale unadvisable and not in the best interests of the shareholders of the Trusts.

Distribution of Proceeds of the Sale to Shareholders of the Trusts and to Indeck Energy, page 26

14. We note your indication that the proceeds to be received by the Trusts "do not represent the actual amounts to be distributed to shareholders as a result of the Sale due to additional expenses and contingencies described above...." It appears, however, that the amount of certain of the additional expenses and contingencies, such as the $6,000,000 to potentially fund an escrow deposit and the amounts to be set aside to satisfy the

requirements of Maine's 8.5% withholding on gains, are determinable and could be reflected in the table. Please revise or tell us why you believe it is not appropriate to reflect these, or any other determinable amounts, in the table you present.

15. Also, here or in the discussion that follows under "Distributions by the Trusts," please discuss when you will know the exact amounts that will be payable to shareholders and, accordingly, when such amounts will be paid.

Interests of the Managing Shareholder, Executive Officers and Other Parties, page 30

16. You indicate here that neither the Managing Shareholder nor either of the Trusts has independent directors. In light of the interests of the Managing Shareholder discussed here, disclose what consideration you gave, if any, to appointing independent directors for purposes of considering and recommending the Transaction to shareholders.

Material U.S. Federal Income Tax Consequences, page 44

17. Please revise the first paragraph of this discussion to state that this discussion includes all of the material income tax consequences to the shareholders of the Trusts, as opposed to stating that this discussion includes "some" of the material consequences to "certain" shareholders.

Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust V

18. Please provide corresponding responses to the questions above and make conforming changes to the proxy statement for Trust V, as applicable.

******

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank E. Lawatch
       Day Pitney LLP
       Facsimile No. (212) 916-2940